                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            NTS-PROPERTIES VII, LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E506
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              J.D. NICHOLS, MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014
Calculation of Filing Fee
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PREVIOUSLY PAID
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[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X]      third-party tender offer subject to rule 14d-1.
         [_]      issuer tender offer subject to rule 13e-4.
         [_]      going private transaction subject to Rule 13e-3.
         [_]      amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Amendment No. 1 dated June 7, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 20,000 Interests (the "Offer") in NTS-Properties VII, Ltd., a Florida limited partnership and an affiliate of the Offeror (the "Partnership"), at $6 per Interest. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the first amendment to the Original Statement by including a copy of the notice sent by the Partnership to limited partners dated June 7, 2002 reminding limited partners that the Offer is scheduled to expire on August 16, 2002 and providing answers to questions commonly asked by limited partners regarding the Offer. The notice is included as Exhibit (a)(1)(vi) to this Amendment No. 1.


ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

   (a)(1)(vi) Notice sent by the Partnership to Limited Partners dated June 7, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 7, 2002       ORIG, LLC, a Kentucky limited liability company.

                            By:       /s/ J.D. Nichols
                                     ------------------------------------------
                                     J. D. Nichols, Manager

                                     /s/ J.D. Nichols
                            ---------------------------------------------------
                                     J. D. Nichols, individually

                                     /s/ Brian F. Lavin
                            ---------------------------------------------------
                                     Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number            Description
------            -----------

(a)(i)(vi)        Notice sent by the Partnership to Limited Partners dated
                  June 7, 2002.